Exhibit 99.1

company statement

For media enquiries please contact Julie Sheather on Tel: 61 2 8274 5206 Mob: 0409 514 643. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011

11 August 2004

New Chairman appointed to JHI NV

James Hardie announced today Mr Alan McGregor’s resignation as Chairman, due to continuing ill health. Board member Ms Meredith Hellicar has been appointed the new Chairman.

Mr McGregor has been receiving medical treatment for lymphoma since he was diagnosed with a recurrence of the illness in May this year, and is about to commence a new course of treatment. His future health is uncertain and will not be known for several months.

Mr McGregor’s resignation as Chairman is effective immediately. Due to his deteriorating health, Mr McGregor regrets that he does not intend to stand for re-election as a Director at the Annual General Meeting in September.

As a consequence of the necessity for further treatment, Mr McGregor does not believe he will be able to satisfactorily carry out the role of Chairman or Director or give the appropriate commitment to these offices. In these circumstances, he does not believe it is appropriate to ask shareholders to support his re-election. This position is endorsed with regret by all Directors.

The company is indebted to Mr McGregor for his long-standing involvement. The Board thanked Mr McGregor for his contribution, in particular, the key role he has played in the growth of the company’s international businesses over the past decade.

Mr McGregor has had a distinguished career in the law and as director and chairman of a number of large Australian public companies. He joined James Hardie Industries Limited as an independent non-executive Director in 1989 and became Chairman in 1995. He was Chairman of the company’s Joint and Supervisory Boards.

Ms Hellicar’s appointment as Chairman of the Joint and Supervisory Boards was made by a unanimous Board decision today. She will continue her role as Chairman of the Board Committee overseeing the Company’s participation in the Special Commission of Inquiry into the Medical Research and Compensation Foundation (MRCF).

Ms Hellicar, 50, has been a non-executive Director of the company since 1992. In addition to her extensive knowledge of James Hardie, she is an experienced company director and has held chief executive positions in resources, transport and logistics, law and financial services.

Ms Hellicar holds a number of other non-executive directorships and advisory roles and will reduce these to ensure that she is able to dedicate sufficient time to this position.

Ms Hellicar said “I look forward to working with the Board and management of James Hardie on addressing and resolving the serious issues before the Special Commission of Inquiry, and on ensuring the company’s continuing growth”.

End.

Biographical details

Meredith Hellicar
Chairman, James Hardie Industries NV

In addition to her role with James Hardie, Meredith Hellicar is a non-executive director of AMP Ltd, Amalgamated Holdings Ltd, Southern Cross Airports Group, NSW Treasury Corporation and HIH Claims Support. She is Chairman of the Boards of HLA Envirosciences and the Sydney Institute.

She was formerly Managing Director of TNT Logistics Asia (1994-1997), Chief Executive Officer of the law firm, Corrs Chambers Westgarth (1998 – 2001) and Managing Director of InTech Financial Services (2001 – 2003).

Meredith Hellicar is currently a member of the Takeovers Panel and the Board of the Garvan Institute Foundation. Her previous experience includes Directorships with AurionGold and the NSW Environment Protection Authority and she has served on the Foreign Affairs Council and Australian Business and the Arts Foundation.

She has a Bachelor of Arts, Master of Laws (Hons.) and a Licentiate of Music and was Australia’s 1993 Eisenhower Fellow to the United States to study change management in major corporations.

In 2003 Meredith Hellicar was awarded a Centenary Medal for her contribution to society in Business Leadership.

A high resolution image of Ms Hellicar is available for download from the Investor Relations section of the website, www.jameshardie.com

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

Julie Sheather – Vice President, Public Affairs
Telephone: 61 2 8274 5206
Mobile: 0409 514 643
Email: julie.sheather@jameshardie.com.au

Or

Chris Falvey – Corporate Affairs Adviser
Telephone: 61 2 8274 5304
Mobile: 0414 359 235
Email: chris.falvey@jameshardie.com.au

Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer
 Company statements can contain forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project, “ “predict, “ “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made